Mail Stop 4561
      June 14, 2005


VIA U.S. MAIL AND FAX (502) 426-4994

Mr. Gregory Wells
Chief Financial Officer
NTS Development Company
10172 Linn Station Road
Louisville, Kentucky 40223

Re:	NTS Mortgage Income Fund
	Form 10-K for the year ended December 31, 2004
	File No. 0-18550

Dear Mr. Wells:

      We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Financial Statements and Notes

Note 6 - Inventory, pages 35-36
1. Please address the inconsistency between this footnote, which states you do not expect to incur selling expenses related to issuance of the remaining initial memberships for Lake Forest and your statements on pages 6, 11 and 20 stating that you continue to capitalize these costs to inventory. Additionally, explain your basis for continuing to capitalize these selling costs subsequent to completion and transfer of the amenity and clarify whether the initiation fees due at 50% reduced inventory.
2. Please tell us whether the capitalized costs of Fawn Lake
Country
Club were greater or less than the fair value you recorded and how you accounted for this difference (e.g. allocation of cost in excess of fair value to common costs), if any.
3. Please tell us what comprises amenities of $9,457,000 and $12,356,000 for the years 2004 and 2003, respectively and disclose this information in future filings.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

      You may contact Matthew Dowling, Staff Accountant, at (202)
551-3467 or me at (202) 551-3403 if you have questions.

						Sincerely,


Steven Jacobs
				Accounting Branch Chief



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Mr. Gregory Wells
NTS Mortgage Income Fund
June 14, 2005
Page 1